EXHIBIT 99.1

Brookfield Reinsurance Completes Filing of Recast Financial Statements; Announces date of Shareholder Meeting

BROOKFIELD, NEWS, June 28, 2023 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE) today announced that it has filed recast audited consolidated financial statements as of December 31, 2022 and December 31, 2021 and for each of the three years in the period ended December 31, 2022 and corresponding management’s discussion and analysis (the “Recast Financial Statements”). The Recast Financial Statements have been prepared in connection with Brookfield Reinsurance’s previously announced conversion of its accounting framework from International Financial Reporting Standards, as issued by the International Accounting Standards Board, to accounting principles generally accepted in the United States of America.

The Recast Financial Statements supersede and replace in all respects the previously filed annual consolidated financial statements of Brookfield Reinsurance for such periods.

The Recast Financial Statements are available on Brookfield Reinsurance’s website at bnre.brookfield.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Details of the Upcoming Annual General and Special Meeting of Brookfield Reinsurance Shareholders

Brookfield Reinsurance will hold its upcoming annual general and special meeting of shareholders will be held on August 8, 2023 at 10:00 a.m. (Eastern Daylight Time).

The meeting will be in a virtual only format whereby holders may attend and participate in the meeting via live webcast. Shareholders will not be able to attend the meeting in person. A management information circular containing the specific details of the meeting and the matters to be presented and voted on will be mailed soon to all Brookfield Reinsurance shareholders of record as of market close on June 30, 2023.

The Toronto Stock Exchange has granted Brookfield Reinsurance an extension to hold its annual shareholder meeting this year on or before August 9, 2023.

About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN).For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Notice to Readers
Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements about the timing of the mailing and filing of the management information circular and other documents related thereto are forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”